Exhibit 99.3

Report to Shareholders

Quarter Ended September 30, 2021

Recent Highlights

●	Completed field activities at KSM to incorporate Snowfield deposit into new 2022 PFS

●	Continuation of early KSM site capture activities

●	Key additions made to senior management team

●	Drilling continues at Snowstorm
●	Drilling at Iskut continues to point towards potential large gold-copper porphyry system

●	Maiden exploration program at 3 Aces identifies drill targets

Resource confirmation, metallurgical and geotechnical drilling completed at KSM to incorporate Snowfield into new PFS

KSM field work collected the necessary data to incorporate the recently acquired Snowfield deposit into an updated KSM Preliminary Feasibility Study (“PFS”). Early results from this year’s drill program at KSM support a reshaping of the project to include Snowfield which could enhance proven and probable reserves, projected annual gold production and payback while also deferring and reducing major capital expenditures associated with block-cave development. An updated PFS incorporating Snowfield into KSM is scheduled for completion in the 2nd quarter of next year.

This year’s 9,450 meter drill program at KSM consisted of 3,484 meters drilled at Snowfield and Mitchell to confirm model grades and obtain metallurgical sample material. The balance of the drilling was to evaluate the geotechnical characteristics on the margins of the Snowfield deposit and along the planned MTT tunnel route. Results from the first of six holes drilled at Snowfield along with the first four of five holes from Mitchell confirmed resource models and are reported in the table below. Results from the remaining six holes will be reported when assay results are in hand.

Mitchell and Snowfield 2021 Confirmatory and Metallurgical Drilling Results

Drill Hole ID	Total Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)
Mitchell Deposit
M-21-150	450.0	33.0	450.0	417.0	0.71	0.18	3.0
	including	208.0	276.0	68.0	0.98	0.25	3.6
M-21-151	450.0	5.5	450.0	444.5	0.89	0.25	5.1
	including	110.5	177.0	66.5	1.33	0.27	4.1
M-21-152	321.0	9.0	321.0	312.0	0.78	0.28	4.6
	including	58.7	113.2	54.5	0.93	0.39	5.2
	including	176.0	206.0	30.0	1.10	0.47	5.8
M-21-153	300.0	5.8	300.0	294.2	0.64	0.21	3.0
	including	7.3	59.5	52.2	1.18	0.38	4.8
Snowfield Deposit
SF-21-05	550.1	4.1	435.0	430.9	1.08	0.19	2.2
	including	178.5	264.0	85.5	1.27	0.22	2.3

Previous work supports the concept that ore from Mitchell and Snowfield can be successfully blended as feed to the KSM mill. In addition, 1,376 meters of geotechnical core drilling was completed at the Snowfield deposit for pit slope stability studies. The Snowfield pit slope studies have been designed to bring Snowfield geotechnical pit slope design to the same level of engineering confidence as the Mitchell pit.

Drill core from previous operators at Snowfield has been relogged by our geologists to incorporate into a new single, consistent geologic model for the combined deposits.

Other work at KSM included 2,692 meters of geotechnical drilling along the route planned for the Mitchell-Treaty-Tunnel (“MTT”), field mapping and an updated structural geology model to support ongoing MTT engineering. Geotechnical and tunnel engineering reports are now being prepared for a bid process to select an MTT contract miner.

Geotechnical drilling and testing have been completed for other early-stage site infrastructure such as portals, muck pads and water treatment ponds at various locations on the project site. The 2021 drill program also included 1,311 m of drilling in the Mitchell quarry to confirm its suitability as a source of construction material.

Work has been initiated to study opportunities to reduce greenhouse gas emissions by increased electrification of surface mining activities. The use of autonomous haul for the surface mine fleet is also being considered for inclusion in the updated PFS.

Early KSM site capture continues favorably with access roads, camps, and award of the initial access bridge to the process plant area.

Seabridge and Eskay Mining Corp., our neighbor at KSM, have advanced construction of the Coulter Creek Access Road (“CCAR”). During the third quarter, CCAR earthwork and civil engineering activities commenced on the first 20% of the road. This included clearing and grubbing, topsoil salvage, and blasting and removal of rock to advance towards final rough grade. Procurement of culverts for the entire alignment was completed with installation progressing on the initial road segment. Camp 3, at the start of the CCAR, is operational and was occupied during the fall construction season.

In addition to the CCAR, site capture work at KSM advanced in the Mitchell Valley and along Highway 37. Activities included clearing and grubbing, topsoil salvage, and excavating fill to stockpile for the Camp 9 platform in the Mitchell Valley. Further, there was clearing and grubbing of the Glacier Creek fish habitat offset ponds. KSM also installed a camp at Hodder Creek just south of the Bell II lodge that currently has a 60-person bed capacity.  In late 2021, we expect to start construction of the Glacier Creek fish habitat offset ponds near Highway 37. In addition, there will be mobilization for the proposed Treaty Creek access bridge that will ultimately provide access to the process plant area.

Management team strengthened with 3 Key Appointments

During the quarter Seabridge appointed Ryan Hoel, P.E., as Vice President, Projects; Tracey Meintjes as Vice President, Engineering Studies; and Julie Rachynski as Vice President, Human Resources.

Mr. Hoel has more than 20 years of experience in large-scale project management, development, and operations with companies including Rio Tino, Lundin Mining, New Gold, Arizona Mining, and South32. Most recently he served as Vice President, Project Development for South32 at their Hermosa project in Southern Arizona.

Mr. Meintjes brings to Seabridge 25 years of experience in mining project development in North America, South America, Europe and Africa. His recent practice as a consultant followed a career with Anglo American, Anglo Gold, Rio Tinto and Teck, with experience in mine evaluations, project acquisitions, metallurgical process development, strategic mine planning, and operations value optimization.

Ms. Rachynski has over 25 years’ experience in human resources in the resource industry at site and at corporate levels, including mining, pulp and paper, wood products, and timberlands. Prior to Seabridge, she held leadership positions in human resources in multiple organizations including Weyerhaeuser Canada, Domtar and recently at New Gold leading HR and Community at the New Afton operation and held the role of VP HR for the whole enterprise.

Snowstorm follow-up drilling continues

Drilling at Seabridge’s 100%-owned Snowstorm Project in Nevada continues. The goal of the 2021 program is to off-set previous intersections toward a potential north-south trending structure. The target structure has a topographic expression with a significant arsenic in soil anomaly that projects into the underlaying Paleozoic section from magnetotelluric geophysical surveys.

Snowstorm is located 15 km north of Turquoise Ridge on the buried extension of the prolific Getchell Trend. The 2021 drill program was designed to follow-up on results from last year by re-entering existing drill holes and using directional drilling tools to continue the drill hole toward a prospective higher-grade feeder structure similar in style to Getchell. Two holes drilled in 2020 had previously encountered discrete zones of gold, arsenic, and silver concentrations associated with sheared and altered intrusive rocks. This year’s first test of this concept was lost at 924 meters, about 225 meters above the planned target. It is suspected that when the drill bit was removed for servicing, the casing installed in the hole rotated, which destroyed our ability to re-enter the newly drilled hole we were advancing. A significant time delay would be required for additional stabilization of the casing and re-drilling this target, and the drill was therefore moved to the program’s second hole to expedite progress. This hole is expected to bottom this December. The option to return to the initial hole is available if warranted, but may require beginning the drill test from the surface.

Assay results are pending from the first hole but observations show the hole was encountering the same geological units as the original hole. Near the bottom of the terminated drill hole the rocks were showing narrow intervals of alteration, thermal metamorphism, and possible shearing, which was not observed at the same elevation in the original hole. These observations indicate that there is more heat and potentially more fluid as we approach the north-south fault, in part what this drill hole was designed to test.

Evaluation of Iskut gold-copper porphyry target ongoing

Seabridge acquired 100% of the large land package at the Iskut project in British Columbia because of its many characteristics similar to our KSM project. Since the acquisition, we have refined our target ideas with additional data and experience from KSM. We continue to believe the extensive surface expression of gold and copper geochemistry and alteration at and below the Quartz Rise lithocap was formed by a significant, undiscovered gold-copper porphyry system at depth. Drilling to date reports results that are consistent with the upper parts of such a system. Multiple data sets independently point toward the potential location for the undiscovered porphyry host intrusion. Initial work in 2021 was to expand deep magnetotelluric (MT) data at Quartz Rise to refine the potential location of an undiscovered porphyry system.

The MT survey was delayed by several weeks due to the snow conditions in the survey area; once it was underway, continuing weather delays and labor shortages slowed progress of the program. Once completed, field interpretations showed a resistivity anomaly below about 1,700 meters depth believed to represent the intrusive complex.

Although these interpretations were made late in the season, testing this target was a priority. To expedite the drill test Seabridge selected a 750-meter-deep hole completed in 2020 to re-enter.

Drilling extended the hole to a depth of 1,635 meters in predominantly volcanic and clastic sedimentary rocks that had been subjected to intense heat. In late September, the site was hit by a powerful winter storm with high winds and heavy snow. All work on the program was terminated due to heightened risk of avalanches. Assay results from the completed portion of the hole are in process. Although we did not reach our target, the core shows compelling evidence of intense thermal alteration as the hole deepened. The data collected this year should enable an earlier start to drilling next year in what is a short drilling season. The depth of the target is mitigated by the potential to mine from the valley floor below.

3 Aces Project undertakes a geophysical survey to refine targets

Seabridge acquired 100% of the 3 Aces project in 2020. Early exploration efforts were dedicated to assembling the extensive historical information and upgrading camp facilities. An initial 3-dimentional exploration model was constructed using the historical data. During the past few months, we undertook extensive field work to further refine the model. Following the field review, we implemented a CSAMT geophysical survey designed to expand targeting around historical drilling.

The geophysical survey began in the third quarter and focused on the historical high-grade zones of Spades and Hearts in the Central Core Area of the property. Preliminary results from the survey support our 3-dimentional model that two sets of interacting folds produce intensive fracturing and faulting on anticlinal axes and limbs. The interaction of these fold sets, particularly at lithological boundaries, explains the location of high-grade gold occurrences in both the Spades and Hearts targets. A permit application for an aggressive drill testing program designed to expand on historical occurrences and evaluate blind targets on the property has been submitted to the regulators. Expectations are that we should be in a position to start drilling in 2022.

Covid-19 Safety

The Company planned and executed its exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful COVID-19 protocols it implemented in 2020. Management effectively operated its camps within the safety and testing protocols it implemented to ensure the safety of personnel, contractors, communities and First Nations. These protocols reduced the work that could be accomplished but provided a safe environment for our personnel.

Financial Results

During the three-month period ended September 30, 2021 Seabridge posted a net loss of $0.8 million ($0.01 per share) compared to a net earnings of $5.0 million ($0.07 per share) for the same period last year. During the 3rd quarter, Seabridge invested $25.6 million in mineral interests, compared to $12.0 million during the same period last year. At September 30, 2021, net working capital was $41.6 million compared to $36.0 million at December 31, 2020.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

November 10, 2021

4